UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
51808

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZERMATT SECURITIES, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2813 COLTSGATE RD SUITE 200
(No. and Street)

CHARLOTTE (City) NORTH CAROLINA (State) 28211 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SHARON JONES (Name) 404-213-6863 (Area Code – Telephone Number) SHARON.JONES@ZERMATTSECURITIES.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David B Lundgren & Co
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd (Address) Olathe (City) KANSAS (State) 66062 (Zip Code)

01/05/2015 (Date of Registration with PCAOB)(if applicable) 6075 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, LOUIS DWORSKY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ZERMATT SECURITIES, LLC., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JADE SKELTON NOTARY PUBLIC NEW HANOVER COUNTY, NC

Signature:

Title: CEO

Notary Public My Commission Expires 08/28/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

David Lundgren & Company
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 North Mur-Len Road
Olathe, Kansas 66062

David B. Lundgren, mba, cpa
Catherine Lundgren mba, cpa

Telephone
(913) 782-9530
Facsimile
(913) 782-9564

March 10, 2022

To the Member of Zermatt Securities LLC

In connection with our audit of the financial statements and supplemental information of Zermatt Securities LLC for the year ended December 31, 2021, we will issue our report thereon dated March 10, 2022. Professional standards require that we provide you with the following information related to our audit.

<u>Significant and Critical Accounting Policies and Practices</u>

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2021. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Zermatt Securities LLC in its 2021 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

<u>Critical Accounting Estimates</u>

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company had no critical accounting estimates affecting the financial statements.

<u>Significant Unusual Transactions</u>

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

<u>Related-party Relationships and Transactions</u>

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

<u>Quality of the Company's Financial Reporting</u>

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statement disclosures are neutral, consistent, and clear.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, II and III that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Zermatt Securities LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

David Lundgren & Co.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Zermatt Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zermatt Securities LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Zermatt Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Zermatt Securities LLC's management. Our responsibility is to express an opinion on Zermatt Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Zermatt Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Zermatt Securities LLC's financial statements. The supplemental information is the responsibility of Zermatt Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Zermatt Securities LLC's auditor since 2020.

Olathe, Kansas

March 10, 2022

ZERMATT SECURITIES, LLC.

FINANCIAL STATEMENTS
With Report of Registered Public Accounting Firm

For the Year Ended December 31, 2021

Zermatt Securities, LLC.
Table of Contents

Zermatt Securities, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Current Assets		
Cash	$	19,334
Accounts receivable		-
CRD Deposit		398
Prepaid Expenses		-
Total Current Assets		19,732
Total Assets	**$**	**19,732**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable and accrued liabilities	$	5,004
Due to Hayden Royal		1,713
Total Current Libilities		6,717
Total liabilities	**$**	6,717
Member's Equity		13,015
Total Liabilities And Members' Equity	**$**	**19,732**

The accompanying notes are an integral part of these financial statements.

Zermatt Securities, LLC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

Income	
Trails income	2,365
TOTAL INCOME	2,365
Operating Expenses	
Legal and Professional Fees	11,959
License and Registrations	7,989
Compliance	17,563
Rent and Utilities	6,480
Technology	6,256
Other Operating Expenses	15
Taxes	203
TOTAL OPERATING EXPENSES	50,465
INCOME (LOSS) FROM OPERATIONS	(48,100)
NET INCOME (LOSS)	$ (48,100)

The accompanying notes are an integral part of these financial statements.

Zermatt Securities, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2021

Members' Equity, Beginning Balance	$ 18,211
Prior Period Adjustment	(2,096)
Contributions	45,000
Net Income (Loss)	(48,100)
Members' Equity, End of Period	**$ 13,015**

The accompanying notes are an integral part of these financial statements.

4

Zermatt Securities, LLC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	**(48,100)**
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase (decrease) in accounts payable and accrued liabilities		(466)
(Increase) decrease in CRD Deposit		751
(Increase) decrease in Prepaid Expenses		2,275
Increase (decrease) in Due to Hayden Royal		(4,835)
Total adjustments		(2,275)
Net cash provided (used) by operating activities		**(50,375)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid In Capital		45,000
Net cash provided (used) by financing activities		**45,000**
Net increase (decrease) in cash and cash equivalents		**(5,376)**
Cash and cash equivalents at beginning of year		**24,710**
Cash and cash equivalents at end of year	$	**19,334**

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company receives commissions from the purchase of certain investment products by its customers which is earned and recorded as revenue upon completion of the related transactions. This commission is credited toward the customers' advisory fee. The firm also received investment advisory fees, on an annual, quarterly, or monthly basis, for continuing management of the assets that is recorded as revenue over the period for which the services are provided. Amounts paid in advance are deferred until earned. This fee is paid directly by the customer, paid from the 12b 1 fee of the investment vehicle, or some combination of both. The Company provides investment advisory services on a daily basis. 12b-1 fee of the investment vehicle, or some combination of both.
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are recognized when received as relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short term investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.
The Company's financial instruments are cash, accounts receivable, trading securities and accounts payable. The recorded values of these accounts approximate their fair values.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $12,617 which was $7,617 in excess of its required net capital of $5,000.

NOTE 4 RELATED PARTY TRANSACTIONS

During 2021 the Company had an expense sharing agreement ("ESA") in place with its Affiliate as it relates to rent, technology, and utilities provided by the Affiliate. The Complany's expenses, pursuant to the terms of the ESA for the year ended December 31,2021, were approximately $10,285.

NOTE 5 COMMITMENTS AND CONTINGENCIES
There are no commitments or contingencies at December 31, 2021.

NOTE 6 PRIOR PERIOD ADJUSTMENT
The company has corrected the valuation of certain assets which were improperly valued at December 31, 2021. The valuation overstatement related to a deferred tax asset that was removed from the books. There is no income tax impact of this transaction.

NOTE 7 SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 10, 2022, the date which the financial statements were available to be issued.

Zermatt Securities, LLC.

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2021

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

Zermatt Securities, LLC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
December 31, 2021

Schedule I

Total members' equity from Statement of Financial Condition	$	13,015
Total members' equity qualified for Net Capital		13,015
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
CRD Deposit		398
Total nonallowable assets from Statement of Financial Condition		398
Net Capital, before haircuts on securities positions		12,617
Haircut on securities: other securities		-
Net Capital (Deficit)		12,617
Capital Requirement		5,000
Excess (Deficit) Net Capital	$	7,617

Reconciliation with Company's Computation of net capital included in Part IIA of Form X 17A 5 as of December 31,

There are no significant differences between the above calculation and the Company's corresponding unaudited Part IIA of Form X 17A 5 as of December 31, 2021.

-

Total liabilities from Statement of Financial Condition	$	6,717
Less: Non Aggregate Indebtedness		
Total Aggregate Indebtedness	$	6,717
Percentage of Aggregate Indebtedness to Net Capital		**53.24%**

Zermatt Securities, LLC.
SCHEDULE II
Computation for Determination of the Reserve Requirements
Under the Securities and Exchange Commission Rule 15c3 3
December 31, 2021

The Company is exempt from the provisions of Rule 15c3 3 under Securities and Exchange Act of 1934, pursuant to footnote 74 of the rule.

Zermatt Securities, LLC.
SCHEDULE III
Information Relating to the Possession or Control
Requirements Under Securities and Exchange Commussion Rule 15c3 3
December 31, 2021

The Company is exempt from the provisions of Rule 15c3 3 under Securities and Exchange Act of 1934, pursuant to footnote 74 of the rule.



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Zermatt Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Zermatt Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer, broker or dealer selling variable life insurance or annuities, and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Zermatt Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zermatt Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

David Lundgren & Co

Olathe, Kansas

March 10, 2022

Zermatt Securities, LLC.
Exemption Report

Zermatt Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);

(3) did not carry accounts of or for customers; and

(4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Zermatt Securities

I, Louis Dworksy, swear (or affirm) that, to my best knowledge and belief, this ExemptionReport is true and correct.



By:
Title: CEO

March 10, 2022